11 November 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 96,000 RELX PLC ordinary shares at a price of 1164.0229p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 93,401,780 ordinary shares in treasury, and has 1,113,918,224 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 23,703,445 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 85,500 RELX NV ordinary shares at a price of €15.7548 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 55,233,194 ordinary shares in treasury, and has 992,644,015 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 13,934,650 shares.